Mail Stop 6010

September 13, 2007

Mr. Darrell R. Wells
President and Chief Executive Officer
Citizens Financial Corporation
The Marketplace, Suite 300
12910 Shelbyville Road
Louisville, Kentucky 40243

> **Re:** **Citizens Financial Corporation**
> **Revised Proxy Statement on Schedule 14A, Schedule 13E-3**
> **File No. 0-20148**
> **Filed August 29, 2007**

Dear Mr. Wells:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fairness of the Process, page 19

1. In the fourth paragraph of this section, you make that statement that each of the independent directors "have not engaged in any transactions with the Company that were not on the same terms as are available to unrelated third parties." Please describe any transactions that they did engage in with the company.

<u>Opinion and Report of Financial Advisor, page 22</u>

<u>General</u>

2. We note your response to our prior comment 31 and reissue that comment in part. You state that Burke calculated the value of the company on a going concern basis. Did Burke, however, consider going concern value which you describe as the "discounted future cash receipts approach?" If it did not perform a discounted cash receipts analysis, please explain how it was able to calculate a going concern value given the difficulties described on page 19.

<u>U.S. Comparable Public Companies Analysis, page 23</u>

3. We note your response to our prior comment 44 and reissue that comment in part. Please describe the amounts presented in the "Financials" column in the table "Implied Valuation - Public Market Comparables." Also disclose whether Burke calculated an implied valuation based upon the mean price/ book and price/ tangible book values of the comparable companies.

<u>Incorporation of Certain Documents by Reference, page 47</u>

4. Please revise to incorporate by reference the company's Form 10-Q for the quarter ended June 30, 2007.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Ibolya Ignat at (202) 551-3656 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Kenneth M. Achenbach, Esq.
        Powell Goldstein LLP
        One Atlantic Center
        Fourteenth Floor
        1201 West Peachtree Street, NW
        Atlanta, GA 30309-3488